Exhibit 1.01 to Form SD

Conflict Minerals Report

CREE, INC.
For The Year Ended December 31, 2013
This Conflict Minerals Report (CMR) of Cree, Inc. (Cree, the Company, we, us, or our) for the year ended December 31, 2013 is filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule) promulgated by the Securities and Exchange Commission (the SEC) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act). This CMR has been prepared on behalf of Cree management.

Cree has performed due diligence measures as required by the Rule with the goal of determining the chain of custody and country of origin information for the necessary conflict minerals,1 also referred to as 3TGs, used in our products manufactured in 2013. In particular, we sought to determine whether any of the necessary conflict minerals in our product supply chains may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country, also referred to as the Covered Countries, and whether any conflict minerals originating in the Covered Countries directly or indirectly financed or benefited armed groups in the Covered Countries. As used herein, the term “manufactured” includes products manufactured or contracted to be manufactured by Cree.

Because the smelter and refinery data provided by our suppliers is incomplete and in most cases generalized, at this time Cree is unable to determine the exact origin of the conflict minerals in all of the assemblies, components and minerals supplied to us. Therefore, we cannot exclude the possibility that some conflict minerals used in our products manufactured in 2013 may have originated in the Covered Countries and not come from recycled or scrap sources or other conflict free sources. We have obtained no information, however, to indicate that any conflict minerals used in our products manufactured in 2013 originated in the Covered Countries and directly or indirectly financed or benefited armed groups in the Covered Countries.

Pursuant to the Rule, Cree is submitting this CMR as an Exhibit to its Form SD. Cree is not required to obtain an independent private sector audit of this CMR because the origin of the necessary conflict minerals in our products is undeterminable at this time.
_______________

1
The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Company and Product Overview
Cree is a leading innovator of lighting-class light emitting diode (LED) products, lighting products, and semiconductor products for power and radio-frequency (RF) applications. Our products are targeted for applications such as indoor and outdoor lighting, video displays, transportation, electronic signs and signals, power supplies, solar inverters and wireless systems.

We develop and manufacture semiconductor materials and devices primarily based on silicon carbide (SiC), gallium nitride (GaN), and related compounds. Our LED products consist of LED components, LED chips and SiC materials. Our lighting products primarily consist of LED lighting systems. We design, manufacture and sell lighting systems for indoor and outdoor applications, with our primary focus on LED lighting systems for the commercial and industrial markets. In addition, we develop, manufacture and sell power products made from SiC and RF devices made from GaN.

The majority of our products are manufactured at our production facilities located in North Carolina, Wisconsin and China. We also use contract manufacturers for certain aspects of product fabrication, assembly and packaging.

Our SiC materials, in the form of substrates and boules, do not contain any 3TGs, and thus no further due diligence is required with respect to those products. All other Cree products have the potential to include one or more of the conflict minerals. For example, gold is used for electrical contacts (bond pads); tin is used for electrical contacts and solder connections; tantalum is used for capacitors and in electrostatic control devices; and tungsten is used for electrostatic control devices.

Conflict Minerals Policy

Cree has adopted the following Conflict Minerals Policy:

Cree offers a diverse portfolio of products which are manufactured with inputs provided by thousands of suppliers, all of which make up Cree’s complex global supply chain. At Cree, we strive to act in an environmentally and socially responsible manner, in compliance with applicable laws, while meeting the needs of our customers and shareholders.
Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) instituted, among other things, new reporting requirements relating to the use of tin, tantalum, tungsten, and gold (“Conflict Minerals”) extracted in the Democratic Republic of Congo and adjoining countries (“DRC region”). Cree supports the stated goal of the Dodd-Frank Act of preventing armed groups in the DRC region from profiting from the sale of Conflict Minerals. Cree is concerned with the use of these Conflict Minerals and supports efforts to source responsibly and to increase supply chain transparency.
Cree is focused on the ethical sourcing of minerals used in our products and will comply with the new Dodd-Frank Act requirements. Cree continues to assess, with input from our suppliers, whether our products contain Conflict Minerals derived from sources which have been identified as “Conflict-Free.”
Cree expects its suppliers to develop internal conflict minerals policies, due diligence frameworks, and management systems which are designed to identify and ultimately eliminate from use in products sold to Cree any Conflict Minerals which are known to come from sources funding armed groups in the DRC region. Cree is committed to working with its suppliers on ways in which they can increase the transparency regarding the origin of these minerals when contained in products sold to Cree.
Cree fully expects our suppliers to cooperate with us and to provide information to support these efforts. Suppliers that do not reasonably comply with Cree’s Conflict Mineral Policy will be reviewed by Cree’s supply chain management to assess whether Cree will conduct business with those suppliers in the future.

Our policy is publicly available on our website at http://www.cree.com/Support/Conflict-Minerals.

Description of Our RCOI Process
Cree began the scoping process by creating a master supplier list of potential in-scope suppliers by filtering our supplier database to remove suppliers known to be outside of the scope of the reasonable country of origin inquiry (RCOI), such as service providers, equipment vendors, and indirect material suppliers. The objective of filtering was to identify only suppliers that provided to Cree items potentially containing 3TGs that were incorporated into final products in the calendar year 2013.

Once filtered, the master list was provided to Cree’s third-party conflict mineral compliance service provider (the CSP) to conduct a survey using the Conflict Minerals Reporting Template (CMRT). The CMRT was developed by the Conflict-Free Sourcing Initiative, or the CFSI, an initiative sponsored by the Electronic Industry Citizenship Coalition, or the EICC, and the Global e-Sustainability Initiative, or the GeSI, and is designed to identify the smelters and refiners that process the necessary conflict minerals contained in the items supplied and the country of origin thereof. During the supplier survey process, suppliers were contacted and responses were tracked using the CSP’s interactive cloud-based platform. This platform allows suppliers to upload completed survey forms directly to the system for review and management.

To initiate the RCOI process, Cree sent a letter to all of the suppliers on the master list to explain the survey process and to introduce the CSP. The CSP then launched a campaign by providing more information about itself and training materials to educate the suppliers on 3TGs and the CSP’s reporting system. The full campaign involved multiple communications by the CSP and Cree to each supplier, including automated emails, personalized emails, and in some instances phone calls. All of these communications were monitored and tracked in the CSP’s platform for transparency and future reporting.

The CSP and Cree determined based on supplier feedback that a substantial number of the surveyed suppliers were outside the scope of the RCOI for various reasons. These suppliers were marked out-of-scope on the master list. In all other cases, the CSP and Cree reviewed the information provided by each supplier to determine the quality and nature of the response and to determine whether further action was needed to meet Cree’s minimum expectations at this point in the process.

Although nearly 62% of Cree’s in-scope suppliers responded to the initial campaign, a significant number of those suppliers have not yet provided complete smelter or refinery data. For the suppliers that responded and provided smelter or refinery data, the CSP reviewed supplier responses that claimed in the declaration section of the CMRT to have known DRC sourced material. The CSP compared the smelting and refining facilities identified in each of these surveys to the list of facilities that have received a “conflict-free” designation from the Conflict Free Smelter (CFS) program, another resource developed by the CFSI, to determine whether each facility has been certified “conflict-free.”

As there is considerable overlap between our RCOI and due diligence processes, the determinations we were able to make based on our survey efforts are discussed in more detail in the section below entitled “Due Diligence Results.”

Design of Our Due Diligence Process

Cree’s due diligence measures have been designed to conform in all material respects with the 5-step framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the related Supplements for gold and for tin, tantalum and tungsten (collectively, the OECD Guidance) as it relates to our position in the conflict minerals supply chain. A summary of the correlation between our due diligence measures and the 5-step framework set forth in the OECD Guidance is described below.

Step 1: Establish strong company management systems

Cree has established a strong management system to address our compliance with the Rule. Our management system is sponsored by the Company’s Chief Financial Officer with support from a team of internal subject matter experts from relevant functions such as Engineering, Procurement, Legal, and Internal Audit. The team of subject matter experts is responsible for implementing Cree’s conflict minerals compliance strategy and is led by our Vice President, Supply Chain and Logistics, who acts as the conflict minerals program manager. The program manager informs senior management about the results of our due diligence efforts on a regular basis, and the Company’s Chief Financial Officer briefs the Company’s Audit Committee at least quarterly.

As described above, Cree has adopted a Conflict Minerals Policy. Cree has developed a due diligence strategy to implement our policy that includes using a CSP to educate Cree’s suppliers on the requirements of the Rule, survey our suppliers using the CMRT, review and analyze results, and maintain records for transparency, reporting and accountability purposes. Consistent with the OECD Guidelines, documentation relevant to Cree’s compliance with the Rule will be retained for a minimum period of 5 years after the date the related CMR is submitted to the SEC.

We have strengthened our engagement with our suppliers by providing education, through the CSP, on the conflict minerals Rule as well as by communicating, through our Conflict Minerals Policy and contractual provisions, our expectations for suppliers desiring to continue to do business with Cree. We have also leveraged the existing communications between Cree’s procurement team and our suppliers to encourage the suppliers to interact with our CSP.

Step 2: Identify and assess risk in the supply chain

Because of our size, the complexity of our products, our position in the supply chain, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sources of conflict minerals upstream from our direct suppliers. Further, we typically do not have direct relationships with 3TG smelters or refiners. Accordingly, we must rely on our direct suppliers to provide information on the origin of the 3TGs contained in assemblies, components and materials supplied to us - including sources of 3TGs that are supplied to them from upstream sources.

The RCOI activities described above were an integral part of Cree’s efforts to identify and assess the risks in our supply chain. Many risks were identified automatically in the CSP’s system based on criteria established by the CSP and Cree for supplier responses. As explained in more detail below, our due diligence program includes a step where representatives of the CSP contact a supplier that provides an incomplete or clearly inaccurate response to gather pertinent data and perform an assessment of the supplier's commitment to the due diligence process. All of the information and findings from this process are stored in the CSP’s database.

Step 3: Design and implement a strategy to respond to indentified risks

While many risks exist in the search for the origin of the conflict minerals used in assemblies, components and materials supplied to Cree, we believe that one of the greatest risks to Cree is the inability to obtain complete and accurate information to make determinations about our own products. Without this information, we in turn become an obstacle to our customers making determinations about their products.

While there are numerous initiatives working to improve transparency and accountability at the smelter and refinery levels of the supply chain, we can only benefit from the information being developed by these initiatives if our suppliers are able to trace back the conflict minerals in their products to a specific smelter or refiner. Accordingly, for 2013 our primary strategy was to determine how far along our suppliers were in their own due diligence programs and, if necessary, to provide them tools for developing their own conflict mineral policies, due diligence frameworks, and management systems to identify the chain of custody and country of origin of the conflict minerals used in the products supplied to Cree and to ultimately eliminate from use in products supplied to Cree any conflict minerals that are known to come from sources funding armed groups in the Covered Countries.

This strategy is reflected in our Conflict Minerals Policy, which indicates that we expect all of our suppliers to develop their own conflict mineral policies, due diligence frameworks, and management systems, and in many of our contractual agreements with our direct suppliers, which require the suppliers to provide us all information reasonably needed for us to comply with the Rule. Our focus on this strategy is most evident, however, in our own due diligence framework, where we developed a multi-phase process for calendar year 2013 that is primarily designed to ascertain whether our immediate suppliers have undertaken efforts to build their own due diligence capabilities meeting the expectations set forth in our Conflicts Minerals Policy. Our due diligence framework also includes a corrective action management plan designed to move our suppliers toward compliance with our Conflict Minerals Policy.

Step 4: Carry out independent third-party audit of refiner’s due diligence practices
We typically do not have direct relationships with any 3TG smelter or refiner. So it is impracticable if not impossible for us to perform or direct audits of these entities within our supply chain. Rather, we have relied on audits conducted under the CFS program operated by the CFSI and other reputable auditors. The CFSI publishes a list of smelters, by conflict mineral, found to be compliant with the CFS protocol. Pursuant to the CFS program, a smelter voluntarily submits to an independent third party evaluation of its procurement activities and an assessment as to whether the materials processed by the smelter originated from conflict-free sources. If the smelter is able to demonstrate that the materials it processes are conflict-free, based on the sourcing location requirements of the CFS program, the smelter will be considered CFS-compliant.
The CFSI also makes available to its members information on the countries of origin of the conflict minerals processed by each CFS-compliant smelter. We recently joined the CFSI in order to support the efforts of the CFSI and to have broader access to the country of origin information as well as other valuable tools and resources provided to its members.
Cree management has determined that it is reasonable and appropriate to rely on the results of the CFS program audits and other comparable audits. Given our position in the supply chain, however, our due diligence measures can provide only reasonable assurances, not guarantees, regarding the chain of custody and country of origin of the necessary conflict minerals in our products.
Step 5: Report on supply chain due diligence

We have communicated our Conflict Mineral Policy to our suppliers and posted a copy on our website at http://www.cree.com/Support/Conflict-Minerals. We also make available to our customers a CMRT for each Cree product line that reflects the results of our due diligence efforts.

This report is our first annual CMR. In future years we will submit reports to the extent required by the Act and the Rule.

Description of Our Due Diligence Process

Cree’s due diligence process reflects our strategy for indentifying, assessing and responding to the risk that conflict minerals known to have directly or indirectly financed or benefitted armed groups in the Covered Countries may be included in our product supply chains. This description is of our process only and is not intended to imply that we have fully implemented this process for all of our suppliers in calendar year 2013.

Our due diligence process includes data evaluation in three phases, all of which are designed to move supplier responses toward compliance:
Phase 1 - Did the supplier pass our minimum criteria for its CMRT, as assessed by our CSP?
Phase 2 - Did the supplier provide supporting evidence to validate its initial CMRT survey response, as assessed by our CSP?

Phase 3 - Were the CSP’s conclusions reasonable, as assessed by Cree’s subject matter experts on the products supplied to us?

In designing our due diligence process for calendar year 2013, we first established minimum criteria for evaluation during Phase 1. The focus of our evaluation is the supplier’s responses to the questions on the CMRT that inquire whether the supplier has adopted a conflict minerals policy, implemented due diligence measures for conflict-free sourcing, verified due diligence information received from its suppliers, and initiated a corrective action management process. These questions shed light on a supplier’s understanding of the process, due diligence expectations, and responsibility aspects of the Rule rather than on its knowledge of the source of the 3TGs in its products. In order to meet Cree’s minimum criteria, the supplier must answer “yes” to each of these questions.

Suppliers that do not meet Cree’s minimum criteria are contacted with the objective of helping them to understand the requirements to meet the minimum criteria and setting a timeline for meeting these requirements if they cannot do so immediately. Phase 1 is essentially Cree’s corrective action management stage. By implementing supplier corrective action measures, Cree ensures its suppliers put policies and procedures in place that will produce the necessary data in an accurate manner.

During Phase 2, the CSP contacts the suppliers that meet Cree’s minimum criteria to request supporting documentation to validate the information provided on the survey form. This includes requesting a copy of the supplier’s conflict minerals policy and an outline of its due diligence and corrective action measures. The CSP reviews the supporting documentation provided by each supplier to verify the supplier's responses on its survey form. During this phase, the CSP also begins to verify smelter and refinery information. Smelter and refinery information is reviewed and corrected, and duplicate information is removed whenever possible. All of this data and correspondence is stored in the CSP’s platform. Verified smelter and refinery information is used to obtain reliable information from CFSI and other reputable auditors on the country of origin of the conflict minerals processed by the known smelters or refiners in Cree’s supply chains.

If there are no obvious inconsistencies or inaccuracies between the supporting documentation and the supplier’s CMRT responses, the supplier’s CMRT is deemed reliable by the CSP. If the supplier’s supporting documentation is inadequate, the supplier’s survey response will be placed in escalation mode and corrective action measures will be applied.

After the CSP completes its analysis under the first two phases, Cree commences its own evaluation in Phase 3. During this evaluation, Cree’s subject matter experts review the information provided by each supplier and the conclusions reached by the CSP from that supplier’s survey data to determine whether those conclusions were reasonable based on information the experts have about the assemblies, components or materials supplied to Cree. By bringing our specialized knowledge of the industry and Cree’s products into the analysis, Cree is able to identify inaccuracies and inconsistencies in the survey data that may not be obvious to the CSP. If Cree finds inaccuracies and inconsistencies in the survey data, the supplier’s survey response will be placed in escalation mode and corrective action measures will be applied.

We empathize with the challenges faced by our direct suppliers, and in turn all members of their supply chains, in obtaining information on the chain of custody of the conflict minerals used in their products and tracing the conflict minerals to the correct smelter or refiner. We have learned that it is impractical to expect all supply chain participants to have completed their due diligence procedures or even to be at the same stage of completion. Accordingly, our goal at this point, as reflected in our multi-phase due diligence efforts, is to get all suppliers to demonstrate that they are on the right path to obtain complete and accurate smelter and refinery data. We believe that this will enable us in future years to better determine the facilities used to process the necessary conflict minerals used in the assemblies, components and materials supplied to us, the country of origin of the necessary conflict minerals in those items, and the mine or location of origin with the greatest possible specificity.

Due Diligence Results
We received responses from the majority of our suppliers known to be in scope. We reviewed the responses against the minimum criteria we developed to determine which ones required further assistance to progress through Phase 3. The CSP and Cree worked directly with the suppliers that required further assistance to obtain revised responses or a commitment to meet the minimum criteria within a reasonable period of time.
Of the responses received, most of our suppliers met our minimum criteria for Phase 1. Of the suppliers contacted for additional information and clarification, a significant percentage provided sufficient supporting documentation in Phase 2 to validate the information provided on the survey form. Further, during our evaluation in Phase 3, Cree determined that the conclusions reached by the CSP in Phase 2 were correct in almost all cases.
Nevertheless, we are aware that the cumulative smelter and refinery data that Cree has obtained from the survey process to date only represents a portion of the smelter and refinery data for Cree’s entire product supply chains. As noted above, about 39% of our potential in-scope suppliers have not yet responded to the initial campaign. Further, most of our suppliers that responded were able to identify some but not all of the smelters and refiners that processed the necessary conflict minerals used in the assemblies, components and materials they supplied to Cree. Some of the suppliers that responded, however, were not able to identify any of the smelters or refiners supplying 3TGs for the assemblies, components and materials supplied to Cree.

In addition, a majority of the responses that included smelter and refinery data provided data at a company or divisional level, as opposed to a product level. We were therefore unable to determine with certainty that the 3TGs reported by these suppliers were contained in assemblies, components or materials actually supplied to us in 2013. In addition, many suppliers did not consistently include smelter identification numbers, making it difficult to determine the true identity of the smelter and whether the 3TGs reported by these suppliers were supplied by certified conflict-free smelters. None of the respondents, however, provided information that the necessary conflict minerals used in the assemblies, component and materials they supplied to Cree were known to have directly or indirectly financed or benefited armed groups in the Covered Countries.
Table 1 below lists the facilities which, to the extent known, processed the necessary conflict minerals in Cree’s products:

Table 1

Standard Smelter Names*	Smelter ID*	Smelter Status**
A.L.M.T. Corp.	4JPN020	(2)
Aida Chemical Industries Co. Ltd.	1JPN072
Allgemeine Gold-und Silberscheideanstalt A.G.	1DEU001	(1)
Almalyk Mining and Metallurgical Complex (AMMC)	1UZB002
Alpha	2USA001	(1)
AngloGold Ashanti Córrego do Sítio Minerção	1BRA003	(1)
Argor-Heraeus SA	1CHE004	(1)
Asahi Pretec Corporation	1JPN005	(1)
Asaka Riken Co Ltd	1JPN073
Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	1TUR006
Aurubis AG	1DEU007
Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	1PHL008
Boliden AB	1SWE009	(3)
Caridad	1MEX010
CCR Refinery - Glencore Canada Corporation	1CAN064	(1)
Cendres & Métaux SA	1CHE011	(3)
Central Bank of the DPR of Korea	1KOR012
Chimet S.p.A.	1ITA013	(1)
China Minmetals Nonferrous Metals Co Ltd	4CHN003
Chongyi Zhangyuan Tungsten Co Ltd	4CHN004
Chugai Mining	1JPN078
CNMC (Guangxi) PGMA Co. Ltd.	2CHN050
Codelco	1CHL014
Conghua Tantalum and Niobium Smeltry	3CHN019	(1)
Cooper Santa	2BRA063	(3)
CV Duta Putra Bangka	2IDN003
CV Gita Pesona	2IDN056
CV JusTindo	2IDN004
CV Makmur Jaya	2IDN005
CV Nurjanah	2IDN006
CV Serumpun Sebalai	2IDN008
CV United Smelting	2IDN009	(3)
Daejin Indus Co. Ltd	1KOR082
DaeryongENC	1KOR083
Dayu Weiliang Tungsten Co., Ltd.	4CHN021
Do Sung Corporation	1KOR084
Dowa	1JPN015	(1)
Duoluoshan	3CHN001	(1)
EM Vinto	2BOL010	(3)
Exotech Inc.	3USA002	(1)

Standard Smelter Names*	Smelter ID*	Smelter Status**
F&X Electro-Materials Ltd.	3CHN003	(1)
Fenix Metals	2POL064
FSE Novosibirsk Refinery	1RUS016
Fujian Jinxin Tungsten Co., Ltd.	4CHN022	(2)
Gannon & Scott	3USA004
Ganzhou Grand Sea W & Mo Group Co Ltd	4CHN016
Ganzhou Huaxing Tungsten Products Co., Ltd.	4CHN010	(3)
Ganzhou Non-ferrous Metals Smelting Co., Ltd.	4CHN009
Gejiu Non-Ferrous Metal Processing Co. Ltd.	2CHN012	(1)
Gejiu Zi-Li	2CHN011
Global Advanced Metals	3USA005	(1)
Global Tungsten & Powders Corp.	4USA007
Gold Bell Group	2CHN013
Guangdong Xianglu Tungsten Industry Co., Ltd.	4CHN002	(3)
H.C. Starck Group	3DEU006	(1)
HC Starck GmbH	4DEU008	(2)
Heimerle + Meule GmbH	1DEU017	(1)
Heraeus Ltd. Hong Kong	1HKG019	(1)
Heraeus Precious Metals GmbH & Co. KG	1DEU018	(1)
Hi-Temp	3USA016	(1)
Huichang Jinshunda Tin Co. Ltd	2CHN052
Hunan Chenzhou Mining Group Co	4CHN018	(2)
Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.	4CHN023	(3)
Hwasung CJ Co. Ltd	1KOR085
Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	1CHN020
Ishifuku Metal Industry Co., Ltd.	1JPN021	(1)
Istanbul Gold Refinery	1TUR069	(1)
Japan Mint	1JPN022
Japan New Metals Co Ltd	4JPN017
Jiangxi Copper Company Limited	1CHN023
Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	4CHN024
Jiangxi Nanshan	2CHN014
JiuJiang JinXin Nonferrous Metals Co., Ltd.	3CHN020	(1)
Jiujiang Tanbre Co., Ltd.	3CHN007	(1)
Johnson Matthey Inc	1USA025	(1)
Johnson Matthey Ltd	1CAN024	(1)
JSC Ekaterinburg Non-Ferrous Metal Processing Plant	1RUS026
JSC Uralectromed	1RUS027
JX Nippon Mining & Metals Co., Ltd.	1JPN028	(1)
Kai Unita Trade Limited Liability Company	2CHN053
Kazzinc Ltd	1KAZ029
Kemet Blue Powder	3USA010	(1)

Standard Smelter Names*	Smelter ID*	Smelter Status**
Kennametal Fallon	4USA026	(2)
Kennametal Huntsville	4USA001
Kennecott Utah Copper LLC	1USA088	(1)
King-Tan Tantalum Industry Ltd	3CHN026
Kojima Chemicals Co., Ltd	1JPN074	(1)
Korea Metal Co. Ltd	1KOR086
Kyrgyzaltyn JSC	1KGZ030
L' azurde Company For Jewelry	1SAU031
Linwu Xianggui Smelter Co	2CHN055
Liuzhou China Tin	2CHN015	(3)
LSM Brasil S.A.	3BRA021	(1)
LS-NIKKO Copper Inc.	1KOR032	(1)
Malaysia Smelting Corporation (MSC)	2MYS016	(1)
Materion	1USA033	(1)
Matsuda Sangyo Co., Ltd.	1JPN034	(1)
Metallo Chimique	2BEL017
Metalor Technologies (Hong Kong) Ltd	1HKG036	(1)
Metalor Technologies SA	1CHE035	(1)
Metalor USA Refining Corporation	1USA037	(1)
Met-Mex Peñoles, S.A.	1MEX038
Mineração Taboca S.A.	2BRA018	(1)
Minmetals Ganzhou Tin Co. Ltd.	2CHN051
Minsur	2PER019	(1)
Mitsubishi Materials Corporation	1JPN039	(1)
Mitsubishi Materials Corporation	2JPN020	(1)
Mitsui Mining & Smelting	3JPN008	(1)
Mitsui Mining and Smelting Co., Ltd.	1JPN040	(1)
Molycorp Silmet A.S.	3EST025	(1)
Moscow Special Alloys Processing Plant	1RUS041
Nadir Metal Rafineri San. Ve Tic. A.ª.	1TUR070
Navoi Mining and Metallurgical Combinat	1UZB042
Nihon Material Co. LTD	1JPN071	(1)
Ningxia Orient Tantalum Industry Co., Ltd.	3CHN009	(1)
Novosibirsk Integrated Tin Works	2RUS021
Ohio Precious Metals, LLC	1USA043	(1)
OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastvetmet)	1RUS044
OJSC Kolyma Refinery	1RUS067
OMSA	2BOL022	(1)
PAMP SA	1CHE045	(1)
Pan Pacific Copper Co. LTD	1JPN080
Plansee	3AUT011	(1)
Prioksky Plant of Non-Ferrous Metals	1RUS047

Standard Smelter Names*	Smelter ID*	Smelter Status**
PT Alam Lestari Kencana	2IDN023
PT Aneka Tambang (Persero) Tbk	1IDN048
PT Artha Cipta Langgeng	2IDN024
PT Babel Inti Perkasa	2IDN025
PT Babel Surya Alam Lestari	2IDN026
PT Bangka Kudai Tin	2IDN027
PT Bangka Putra Karya	2IDN028	(3)
PT Bangka Timah Utama Sejahtera	2IDN029
PT Bangka Tin Industry	2IDN058	(3)
PT Belitung Industri Sejahtera	2IDN030
PT BilliTin Makmur Lestari	2IDN031
PT Bukit Timah	2IDN032	(1)
PT DS Jaya Abadi	2IDN059
PT Eunindo Usaha Mandiri	2IDN033	(3)
PT Fang Di MulTindo	2IDN034
PT HP Metals Indonesia	2IDN035
PT Karimun Mining	2IDN062
PT Koba Tin	2IDN036
PT Mitra Stania Prima	2IDN037
PT Panca Mega	2IDN060
PT Prima Timah Utama	2IDN007
PT REFINED BANGKA TIN	2IDN038	(3)
PT Sariwiguna Binasentosa	2IDN039
PT Seirama Tin investment	2IDN061
PT Stanindo Inti Perkasa	2IDN040	(3)
PT Sumber Jaya Indah	2IDN041
PT Tambang Timah	2IDN049	(1)
PT Timah	2IDN042	(1)
PT Timah Nusantara	2IDN043
PT Tinindo Inter Nusa	2IDN044	(3)
PT Tommy Utama	2IDN057
PT Yinchendo Mining Industry	2IDN045
PX Précinox SA	1CHE068
QuantumClean	3USA022	(1)
Rand Refinery (Pty) Ltd	1ZAF049	(1)
RFH Tantalum Smeltry Co., Ltd	3CHN017	(1)
Royal Canadian Mint	1CAN050	(1)
Sabin Metal Corp.	1USA075
SAMWON METALS Corp.	1KOR087
Schone Edelmetaal	1NLD051
SEMPSA Joyería Platería SA	1ESP052	(1)
Shandong Zhaojin Gold & Silver Refinery Co. Ltd	1CHN054

Standard Smelter Names*	Smelter ID*	Smelter Status**
SOE Shyolkovsky Factory of Secondary Precious Metals	1RUS055
Solar Applied Materials Technology Corp.	1TWN056	(1)
Solikamsk Metal Works	3RUS012	(1)
Sumitomo Metal Mining Co., Ltd.	1JPN057	(1)
Suzhou Xingrui Noble	1CHN079
Taki Chemicals	3JPN023	(1)
Tanaka Kikinzoku Kogyo K.K.	1JPN058	(1)
Tantalite Resources	3ZAF024	(1)
Tejing (Vietnam) Tungsten Co., Ltd.	4VNM019	(2)
Telex	3USA018	(1)
Thaisarco	2THA046	(1)
The Great Wall Gold and Silver Refinery of China	1CHN059
The Refinery of Shandong Gold Mining Co. Ltd	1CHN053
Tokuriki Honten Co., Ltd	1JPN060	(1)
Torecom	1KOR081
Ulba	3KAZ014	(1)
Umicore Brasil Ltda	1BRA061
Umicore SA Business Unit Precious Metals Refining	1BEL062	(1)
United Precious Metal Refining, Inc.	1USA076	(1)
Valcambi SA	1CHE063	(1)
Western Australian Mint trading as The Perth Mint	1AUS046	(1)
White Solder Metalurgia e Mineração Ltda.	2BRA054	(1)
Wolfram Bergbau und Hütten AG	4AUT012	(2)
Wolfram Company CJSC	4RUS013	(2)
Xiamen Tungsten Co., Ltd	4CHN014	(2)
Xinhai Rendan Shaoguan Tungsten Co., Ltd.	4CHN025
Yokohama Metal Co Ltd	1JPN077
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	2CHN047	(3)
Yunnan Tin Company, Ltd.	2CHN048	(1)
Zhongyuan Gold Smelter of Zhongjin Gold Corporation	1CHN065
Zhuzhou Cement Carbide	3CHN015	(1)
Zhuzhou Cemented Carbide Group Co Ltd	4CHN015
Zijin Mining Group Co. Ltd	1CHN066

* Standard Smelter Names and Smelter ID’s as reported by the CFSI as of May 28, 2014.
** Smelter Status, where available, as reported by the CFSI as of May 28, 2014:
(1) Smelter or refiner that has received a “conflict free” designation under the CFS program of the CFSI based on results from an independent third party audit.
(2) Smelter or refiner that has joined the Tungsten Industry-Conflict Minerals Council (TI-CMC) and agreed to complete a CFS program compliance audit conducted by an independent third party auditor within two (2) years of commencement of its TI-CMC membership.
(3) Smelter or refiner that is listed as “Active” in the CFS program, which means that it has agreed to complete a CFS program compliance audit conducted by an independent third party auditor. If the CFS program Audit Program Manager determines that an “Active” smelter or refiner has not made progress toward an audit, gap closure or re-audit for more than 90 days, that smelter or refiner will be removed from the Active list. A company that is unresponsive for 45 days also will be removed from the Active list.
Based upon the RCOI data made available from the CFSI, the countries of origin of the conflict minerals sourced and processed by the CFS-compliant smelters and refiners identified as being in Cree’s product supply chains may include, but is not necessarily limited to, the following:
Argentina, Australia, Austria, Belgium, Brazil, Chile, China, Columbia, Cote D'Ivoire, Czech republic, Djibouti, DRC and adjoining countries, Egypt, Estonia, Ethiopia, France, Germany, Guyana, India, Indonesia, Ireland, Israel, Japan, Kenya, Lao People's Democratic Republic, Luxembourg, Madagascar, Malaysia, Mongolia, Mozambique, Myanmar, Netherlands, Nigeria, Peru, Plurinational State of Bolivia, Portugal, Republic of Korea, Russian Federation, Sierra Leone, Singapore, South Africa, Suriname, Switzerland, Thailand, United Kingdom, United States of America, and Zimbabwe.
We are not including any country of origin information relating to other smelters and refiners identified as being in Cree’s product supply chains because we do not have reliable third party audit results for, and we have not completed our due diligence process with respect to, these facilities.
This CMR describes Cree’s efforts to determine the mine or location of origin of the necessary conflict minerals in our products manufactured in 2013 with the greatest possible specificity. Because we do not have complete and accurate information regarding all of the smelters and refiners that processed the necessary conflict minerals in our products to determine whether these conflict minerals originated in the Covered Countries and, if so, whether or not the conflict minerals were from recycled or scrap sources or from other conflict free sources, Cree has reached the conclusion that all of our products (other than our SiC materials) are DRC conflict undeterminable. Our SiC materials do not include any 3TGs.
While we have not yet succeeded in making a complete and accurate determination of origin with respect to any of our products that include necessary conflict minerals, we believe that we have made good progress given the infancy of the Rule and the current state of the data available to us.

Steps to be Taken to Mitigate Risk
We intend to take the following steps to improve the due diligence conducted on our supply chain to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the Covered Countries:
a. Leverage our direct suppliers that can most effectively and most directly mitigate the identified risks, including the addition of a conflict minerals flow-down clause in new or renewed supplier contracts;

b. Continue to engage with our suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses;
c. Expand the number of suppliers requested to provide supporting documentation;
d. Make changes in our procurement process to improve visibility to necessary 3TGs in the assemblies, components and materials purchased; and
e. Require any of our suppliers found to be supplying us with 3TG from sources that are known to support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.
During the second year of Cree’s conflict minerals program, the Company will also focus on obtaining more reliable smelter and country of origin data by requiring suppliers to provide smelter identification numbers and supplemental information that will allow Cree to determine the correlation between the identified smelters, countries of origin and the assemblies, components and materials supplied to Cree. Once we have more reliable smelter and country of origin data, we will be in a better position to determine whether any of the necessary 3TGs in our products may have originated in the Covered Countries and whether any conflict minerals originating in the Covered Countries directly or indirectly financed or benefited armed groups in the Covered Countries.

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